FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010 (Report No. 5)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

On March 29, 2010, Orckit Communications Ltd. (the “Registrant”) entered into subscription agreements with investors (the “Subscription Agreements”) for the sale of 2,810,000 units, each consisting of one ordinary share, primary warrants to purchase 0.25 ordinary shares at a price of $3.78 per unit, and contingent warrants to purchase 0.25 ordinary shares. The primary and contingent warrants have a term of five years and the primary warrants have an exercise price of $5.66 per share.

If the closing price of our ordinary shares for any 20 trading day period within a 30 trading day period following the one year anniversary of the closing is equal to or greater than $11.32 per share, then, subject to certain conditions, the Registrant may, in its sole discretion, elect to require the exercise of all of the then unexercised primary warrants, provided, however, that the Registrant may not require the exercise of the primary warrants in any period during which its ordinary shares are not listed for trading on the Nasdaq Global Market, the Tel Aviv Stock Exchange, or any national securities exchange.  In that event, subject to certain conditions, the contingent warrants to purchase an equal number of ordinary shares will become exercisable at a price of $11.32 per share.

The units will not be certificated, and the ordinary shares, primary warrants and contingent warrants will be issued separately. The primary warrants and contingent warrants will not be separable from each other, but will be immediately separable from the ordinary shares being offered as part of the units.  There is no established public trading market for the primary warrants and contingent warrants, and we do not expect a market to develop for either of them. In addition, we do not intend to apply to list the primary warrants or the contingent warrants on any securities exchange.

The units were offered and will be sold pursuant to a prospectus supplement dated March 29, 2010, pursuant to the Registrant’s effective shelf registration statement on Form F-3 (Registration No. 333-164822), as amended by the Registrant's registration statement on Form F-3 (Registration No. 333-165753) pursuant to Rule 462(b) to increase the permissible size of the offering. The Registrant concurrently entered into a placement agency agreement (the “Placement Agency Agreement”) with Roth Capital Partners, LLC (the “Placement Agent”) in relation to the offering of the units.

 The gross proceeds of the offering are expected to be approximately $10.6 million and net proceeds, after deducting the Placement Agent's fee and estimated offering expenses payable by the Registrant, are expected to be approximately $9.7 million.

Among the investors in the offering are Izhak Tamir and Eric Paneth, who are founders, executive officers and directors of the Registrant and have agreed to purchase 100,000 and 75,000 units, respectively, subject to shareholder approval pursuant to Israeli law.  No placement agent fee is payable by the Registrant in respect of the units purchased by them.

        The offering is expected to close on or about April 1, 2010, subject to the satisfaction of customary closing conditions. The closing of the investments of the non-affiliated investors is not subject to shareholder approval.

     On March 29, 2010, the Registrant issued a press release announcing the offering described above. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-160443, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

         The Placement Agency Agreement, the form of warrant, the form of contingent warrant, a legal opinion of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., the form of Subscription Agreement and the consent of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., all relating to the offering described above are filed as Exhibits 1.1, 4.3, 4.4, 5.1, 10.1, 10.2, 23.1, respectively, to this Form 6-K, and such documents are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-164822 and 333-165753.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: March 29, 2010	By:	/s/ Izhak Tamir
Izhak Tamir
President

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Placement Agency Agreement, dated March 26, 2010, by and between the Registrant and Roth Capital Partners, LLC.
4.3	Form of Warrant to Purchase Ordinary Shares.
4.4	Form of Contingent Warrant to Purchase Ordinary Shares.
5.1	Opinion of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
10.1	Form of Subscription Agreement for Unaffiliated Investors.
10.2	Form of Subscription Agreement for Affiliated Investors.
23.1	Consent of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. (included as part of Exhibit 5.1).
99.1	Press Release: Orckit Announces Registered Offering of Approximately $10.6 Million in Ordinary Shares and Warrants, dated March 29, 2010.